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                           March 16, 2021

       Govinda Giri
       Chief Executive Officer
       Sagoon Inc.
       1980 Teasel Ct.
       Woodbridge, VA 22192

                                                        Re: Sagoon Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 1
                                                            Filed March 11,
2021
                                                            File No. 024-11120

       Dear Mr. Giri:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A

       Security Ownership of Management and Certain Securityholders, page 24

   1. We note that during the year ended December 31, 2019, an investor exercised warrants to purchase 15,217 shares
of Class C common stock. Please update the voting security
                                                        ownership table to
identify any securityholder who beneficially owns more than 10% of any class of your
voting securities. See Item 12 of Form 1-A.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Govinda Giri
Sagoon Inc.
March 16, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                          Sincerely,
FirstName LastNameGovinda Giri
                                                          Division of
Corporation Finance
Comapany NameSagoon Inc.
                                                          Office of Technology
March 16, 2021 Page 2
cc:       Andrew Stephenson
FirstName LastName